Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2009

David F. Hoffmeister
Chief Financial Officer
Life Technologies Corporation
5791 Van Allen Way
Carlsbad, CA 92008

Re: Life Technologies Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 2, 2009
     File Number: 000-25317

Dear Mr. Hoffmeister:

       We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief